Exhibit 12

CARNIVAL CORPORATION & PLC

RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except ratios)

	Years Ended November 30,
	2012	2011	2010	2009	2008
Net income	$1,298	$1,912	$1,978	$1,790	$2,324
Income tax expense, net	4	—	1	16	47

Income before income taxes	1,302	1,912	1,979	1,806	2,371

Fixed charges
Interest expense, net	336	365	378	380	420
Interest portion of rent expense (a)	19	20	21	18	17
Capitalized interest	17	21	26	37	52

Total fixed charges	372	406	425	435	489

Fixed charges not affecting earnings
Capitalized interest	(17)	(21)	(26)	(37)	(52)

Earnings before fixed charges	$1,657	$2,297	$2,378	$2,204	$2,808

Ratio of earnings to fixed charges	4.5x	5.7x	5.6x	5.1x	5.7x

(a)	Represents one-third of rent expense, which we believe to be representative of the interest portion of rent expense.